U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                         Expires:  September 30, 1998
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



 1.   Name and Address of Reporting Person*

      Last, First, Middle:  Deutsche Bank AG

      Street:  Taunusanlage 12


      City, State, Zip:  D-60325 Frankfurt am Main, Germany
 2.   Date of Event Requiring Statement (Month/Day/Year)

      9/18/96

 3.   IRS or Social Security Number of Reporting Person (Voluntary)


 4.   Issuer Name and Ticker or Trading Symbol

      Solv-Ex Corporation (SOLV)

 5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

      (     ) Director       (  x  ) 10% Owner
      (     ) Officer (give title below)       (     ) Other (specify below)

 6.   If Amendment, Date of Original (Month/Day/Year)



 7.   Individual or Joint/Group Filing (Check Applicable Line)

      (x) Form filed by One Reporting Person
      (    ) Form filed by More than One Reporting Person


* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).



                                Table I -- Non-Derivative Securities Beneficially Owned

          1. Title of Security                                2.  Amount of Securities    3. Ownership Form:  Direct
             (Instr. 4)                                           Beneficially Owned         (D) or Indirect (I)
                                                                  (Instr. 4)                 (Instr. 5)

  (1)     Common Stock                                                       1,907,114*                I




                                              Table I -- Continued

          1. Title of Security                                4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                                          (Instr. 5)

  (1)     Common Stock                                        605,427 shares by Alulux Mining S.A.,
                                                              551,687 shares by Sandvest Petroleum S.A. and
                                                              750,000 shares by Silva Investments Limited*

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                               Table II -- Derivative Securities Beneficially Owned
                          (e.g., puts, calls, warrants, options, convertible securities)

          1.  Title of Derivative        2. Date Exercisable         3.  Title and Amount of Securities
              Security                      and Expiration               Underlying Derivative Security
              (Instr. 4)                    Date                         (Instr. 4)
                                            (Month/Day/Year)
                                         Date          Expiration                              Amount or Number
                                         Exercisable   Date          Title                     of Shares


  (1)     Convertible Loan*                 Immed        5/15/99     Common Stock                      1,016,000




                                             Table II -- Continued

          1.  Title of Derivative        4. Conversion      5. Ownership Form     6. Nature of Indirect
              Security                      or Exercise        of Derivative         Beneficial Ownership
              (Instr. 4)                    Price of           Security:             (Instr. 5)
                                            Derivative         Direct (D)
                                            Security           or Indirect (I)
                                                               (Instr. 5)

  (1)     Convertible Loan*                                          I            By PheMex Establishment*


Explanation of Responses: *The reporting person disclaims beneficial ownership of the securities held by Silva Investments Limited and PheMex Establishment, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.


DEUTSCHE BANK AG

/s/ Dr. Ulrich Bosch                10/17/96
By:  Dr. Ulrich Bosch               Date
**Signature of Reporting Person

/s/ Dr. Dieter Eisele               10/17/96
By:  Dr. Dieter Eisele              Date
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.